SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF [National Corporate Taxpayers Register of the Ministry of Finance] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Annual and Extraordinary Shareholders’ Meetings of Ambev S.A. (the “Company” and “AGOE”, respectively) to be held, cumulatively, on April 28, 2017, at 2:00 p.m. (“Proposal”):

A.     Annual Shareholders’ Meeting:

1.         Analysis of the management accounts, with examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2016.

We propose the approval of the management accounts and financial statements for the fiscal year ended December 31, 2016, as published on March 2, 2017 on the websites of the Brazilian Securities Commission (“CVM”) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodical Information System, the Company’s website (www.ri.ambev.com.br) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”).

We stress that, pursuant to Article 9, item III, of CVM Instruction Nº 481 on December 17, 2009 (“CVM Instruction Nº 481/09”), the information set forth in Exhibit A.I of this Proposal, reflects our comments on the financial status of the Company.

2.         Allocation of the net profits for the year ended December 31, 2016, and ratification of the payments of interest on own capital and dividends for the year ended December 31, 2016, approved by the Board of Directors at meetings held on June 24, 2016, October 19, 2016, December 1, 2016 and December 22, 2016.

We propose that the net profits for the Fiscal Year ended December 31, 2016 be allocated as indicated below and as defined in detail in Exhibit A.II of this Proposal, drawn up in compliance with Article 9, sole paragraph, Item II, of CVM Instruction No. 481/09. It is further proposed to ratify the payments of interest on own capital and dividends for the year ended December 31, 2016, approved by the Board of Directors at meetings held on June 24, 2016, October 19, 2016, December 1, 2016 and December 22, 2016.

Net Profits	R$ 12,546,610,162.96
Amount allocated to payment of dividends and / or interest on own capital (gross) net of expired dividends	R$ 9,106,001,028.01
Amount allocated to the Investments Reserve	R$ 1,718,570,693.08
Amount allocated to the Tax Incentives Reserve	R$ 1,819,525,274.62

3. Define the number of members of the Company’s Board of Directors and elect the sitting members and their alternates for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2020, pursuant to the Company’s Bylaws.

The management proposes that the Board of Directors be composed, in accordance with the Company’s bylaws, of eleven (11) sitting members and two (2) alternates, regardless of separate voting.

In the event the procedure of multiple voting is adopted, the main variable of the procedure consists in the presence of the shareholders at the meeting. Thus, although the Management proposes the establishment of eleven (11) sitting members to compose the Board of Directors, depending on the presence of shareholders and the number of candidates appointed, the meeting may establish another number of directors.

In the event the multiple voting and separate voting mechanisms are used cumulatively in the election, Article 141, Paragraph 7, of Law No. 6404 of December 15, 1976, as amended (“Law No. 6404/76”) ensures the controlling shareholder the right to elect one additional member to the board of directors than the other shareholders, even if the maximum limit provided for in the bylaws is exceeded.

The controlling shareholders of the Company have appointed eleven (11) sitting members and two (2) alternates as members of the Board of Directors, namely (the “Management Slate”):

(i) by reelection, Victorio Carlos De Marchi, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.702.087 SSP/SP, enrolled with the CPF/MF under No. 008.600.938-1, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors; (ii) by reelection, Carlos Alves de Brito, Brazilian, married, engineer, bearer of Identity Card RG No. 03.574.624-7 IFP/RJ, enrolled with the CPF/MF under No. 595.438.507-63, with offices at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as a sitting member of the Board of Directors; (iii) by reelection, Marcel Herrmann Telles, Brazilian, married, economist, bearer of Identity Card RG No. 02.347.932-2 IFP/RJ, enrolled with the CPF/MF under No. 235.839.087-91, with offices at Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland, to take office as a sitting member of the Board of Directors; (iv) by reelection, José Heitor Attilio Gracioso, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.833.137 SSP/SP, enrolled with the CPF/MF under No. 006.716.908-25, with offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3900, 11th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors; (v) by reelection, Vicente Falconi Campos, Brazilian, married, engineer, bearer of Identity Card RG No. M-1.176.273 SSP/MG, enrolled with the CPF/MF under No. 000.232.216-15, with offices in the City of Nova Lima, State of Minas Gerais, at Rua Senador Milton Campos, 35, 7th floor, to take office as a sitting member of the Board of Directors; (vi) by reelection, Luis Felipe Pedreira Dutra Leite, Brazilian, married, economist, bearer of Identity Card RG No. 06522715-9 IFP/RJ, enrolled with the CPF/MF under No. 824.236.447-87, with offices at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as a sitting member of the Board of Directors; (vii) by reelection, Roberto Moses Thompson Motta, Brazilian, married, engineer, bearer of Identity Card RG No. 03.861.461-6 IFP/RJ, enrolled with the CPF/MF under No. 706.988.307-25, with offices at 600, Third Avenue, 37th floor, New York, USA, to take office as a sitting member of the Board of Directors; (viii) by reelection, Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card for Foreigners (RNE) No. W 401.505-E, enrolled with the CPF/MF under No. 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 1726, 7th floor, suite 71, Itaim Bibi, to take office as a sitting member of the Board of Directors; (ix) by reelection, Cecília Sicupira, Brazilian, separated, business manager, bearer of the Identity Card RG No. 34.095.839-X SSP/SP, enrolled with the CPF/MF under No. 055.532.167-37, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 15th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors; (x) Antonio Carlos Augusto Ribeiro Bonchristiano, Brazilian, married, holder of a bachelor’s degree in political science, philosophy and economy, bearer of Identity Card RG No. 13.076.140-0 SSP/SP, enrolled with the CPF/MF under No. 086.323.078-43, with offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3900, 7th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors; (xi) Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 IFP/RJ, enrolled with the CPF/MF under No. 806.030.257-49, with offices in the City of São Paulo, State of São Paulo, at Rua Quatá, 300, Vila Olímpia, to take office as a sitting member of the Board of Directors; (xii) by reelection, João Maurício Giffoni de Castro Neves, Brazilian, engineer, married, bearer of Identity Card RG No. 07.071.326-81 IFP/RJ, enrolled with the CPF/MF under No. 918.361.077-49, with business address at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as an alternate member of the Board of Directors; and (xiii) by reelection, Nelson José Jamel, Brazilian, engineer, married, bearer of Identity Card RG No. 37.990.760-4 SSP/SP, enrolled with the CPF/MF under No. 025.217.577-80, with business address at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as an alternate member of the Board of Directors.

We clarify that, pursuant to Article 10 of CVM Ruling 481/09, the information related to the candidates to take office as members of the Company’s Board of Directors indicated above are described in detail in Exhibit A.III to this Proposal.

4. Election of the members of the Fiscal Council and their respective alternates for a term of office ending at the Annual Shareholders’ Meeting to be held in 2018, pursuant to the Company's Bylaws.

The controlling shareholders of the Company informed its Management that they will appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Management Slate”:

(i) by reelection, James Terence Coulter Wright, Brazilian, separated, civil engineer, bearer of Identity Card RG No. 4.967.106-6 SSP/SP, enrolled with the CPF/MF under No. 872.316.898-68, with offices in the City of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, Sala G-112, Cidade Universitária, to take office as a sitting member of the Fiscal Council of the Company; (ii) by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/MF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Barão de Capanema, n° 433, 4th floor, Jardins, to take office as a sitting member of the Fiscal Council of the Company; (iii) by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/MF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, to take office as an alternate member of the Fiscal Council of the Company; and (iv) by reelection, Ary Waddington, Brazilian, married, economist, bearer of Identity Card No. 01.139.7777-5 IFP/RJ, enrolled with the CPF/MF under No. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9, Condomínio do Atlântico - Praia da Ferradura, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6404/76 informed the Company's management that it will appoint for the position of member of the Fiscal Council, (i) by reelection, Mr. Paulo Assunção de Souza, Brazilian citizen, single, bank employee and economist, bearer of Identity Card RG No. 029.822.611-11- DETRAN/RJ, enrolled with the CPF/MF under No. 588.584.748-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Praia de Botafogo, 501, 4th floor, Botafogo, to take office as a sitting member of the Company's Fiscal Council; and (ii) by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/MF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afonso Arinos Melo Franco 285, apt. 206, Barra da Tijuca, to take office as an alternate member of the Company's Fiscal Council.

We explain that, pursuant to Article 10 of CVM Instruction No. 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Exhibit A.IV of this Proposal.

5.         Establishment of the overall remuneration of the Management and the members of the Fiscal Council for year 2017.

We propose that the overall remuneration for the year 2017 (that is, between January 1st, 2017 and December 31, 2017) be established in the global amount of up to R$85,811,468.77.

Pursuant to CVM’s instruction (item 3.4.5 of Directive Release/CVM/SEP/No. 01/2017 – “Release”), the global remuneration amount of the management to be approved in an Annual Shareholders’ Meeting pursuant to Article 152 of Law No. 6404/76 must include, in addition to the short term fixed and variable remuneration of the management, the expenses associated to the recognition of the fair value of the stock options that the Company intends to grant in the year. Therefore, we clarify that the global remuneration amount of the management includes (i) the expenses associated to the recognition of the fair value of the stock options that the Company intends to grant this year, based on the Company’s Stock Option Plan, dated June 30, 2013, and (ii) the expenses associated to recognition of the fair value of the remuneration based on shares that the Company intends to conduct this year, based on the Share-Based Remuneration Plan, dated April 29, 2016, both cases with the accounting and non-financial effects provided for in CPC 10.

As far as the overall remuneration of the Fiscal Council is concerned, for the year 2017 (that is, between January 1st, 2017 and December 31, 2017), we propose that the establishment the annual amount of up to R$ 1,990,165.00, with the remuneration of the alternate members corresponding to half of the amount received by the sitting members, which is in compliance with Law No. 6404/76.

We inform that the amounts paid out as overall remuneration for the Management and members of the Fiscal Council of the Company for Fiscal Year 2016 were equivalent to R$ 57,865,280.85 and R$ 1,776,934.00, respectively, being lower than the totals approved by the Annual Shareholders’ Meeting held on April 29, 2016, that is, up to the limit of R$89,411,542.44 for the management of the Company, and up to the limit of R$ 875,518.00 for the members of the Fiscal Council. The difference between the amounts approved by the Annual Shareholders’ Meeting held on April 29, 2016 and the amounts actually paid as global remuneration attributed to management and to the members of the Fiscal Council is justified especially by the variable component of the remuneration, which is connected to management specific performance targets, which were not fully achieved.

We explain that the information required for the necessary analysis of the Proposal presented on the remuneration of the Management and the Fiscal Council, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Exhibit A.V of this Proposal, particularly items 13.1 to 13.4.

B.     Extraordinary Shareholders’ Meeting:

6. We propose that Cachoeiras de Macacu Bebidas Ltda. (CNPJ/MF No. 24.627.201/0001-81) be merged into its sole shareholder, the Company (“Merger”), aiming at further simplifying its shareholding structure and reducing the group’s operational and administrative costs, and bringing benefits to shareholders. The material terms of the Merger, as provided for in article 20-A of CVM Instruction 481/09, are described in Exhibit B.I hereto.

We propose that the Merger is consummated in a such a manner that enables the Company to receive, for the corresponding book values, all property, rights and obligations of the Acquired Company (including the property listed in the Valuation Report, as defined below), which will be extinguished, succeeding it according to the law, taking into account the elements provided for in the balance sheet of the Acquired Company prepared on February 28, 2017 (the “Base Date”). The Company will record equity variations ascertained as from the Base Date through to the date of the completion of the Merger.

The Company’s management contracted APSIS Consultoria e Avaliações Ltda. (CNPJ No. 08.681.365/0001-30) (“Specialized Firm”) to conduct the analysis of the shareholders’ equity of the Acquired Company, which will be transferred to the Company as a result of the Merger (“Valuation Report”). The information required by article 21 of CVM Instruction No. 481/09 constitutes Exhibit B.II to this Proposal.

The Merger will not result in increase or reduction in the Company’s shareholders’ equity or capital stock to the extent that the shareholders’ equity of the Acquired Company is already entirely reflected in the Company’s shareholders’ equity, as a result (i) of the use of the equity accounting method and, considering that the book value of the shareholders’ equity of the Acquired Company is negative, (ii) the existence of a provision in the Company’s balance sheet in an amount that is equivalent to the book value of the shareholders’ equity of the Acquired Company. Thus, there will be no dilution for the Company’s current shareholders, and the obligations provided for in Chapter III of CVM Instruction No. 565, of June 15, 2015 (“CVM Instruction 565/15”) will not be applicable.

Moreover, in view of the fact that Ambev is the sole shareholder of the Acquired Company, with the extinguishment of the Acquired Company due to the Merger, its quotas will also be extinguished, , in accordance with Article 226, Paragraph 1, of Law No. 6404/76, with no assignment of shares issued by the Company to replace partners’ rights. Accordingly, a replacement relationship or withdrawal rights are not being considered.

In reply to the inquiry submitted by the Company, CVM, by means of Official Letter No. 71/2017/CVM/SEP/GEA-2, dated February 16, 2017, waived compliance with article 264 of Law 6404/76, due to the characteristics of the concrete case.

Considering the above, we propose (i) the approval of the Protocol and Justification of the Merger of Cachoeiras de Macacu Bebidas Ltda. into Ambev S.A. (“Protocol and Justification”), which provides for the general bases of the Merger, and which constitutes Exhibit B.I.1 to this Proposal; (ii) the ratification of engagement of the Specialized Firm for preparation of the Valuation Report; and (iii) the approval of the Valuation Report and effectiveness of the Merger.

São Paulo, March 29, 2017.

The Management

Ambev S.A.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer